UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026 No.4

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 13, 2026, the Registrant Announced Signing of Customer
Contracts for $1.3 Billion Silicon Photonics Revenue for 2027

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 13, 2026	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower Semiconductor Signs Customer Contracts for $1.3 Billion Silicon Photonics Revenue for 2027

2028 Contracts Demonstrate Substantially Higher Sipho Capacity Reservations

Customer Prepayments of $290 Million Have Been Received

MIGDAL HAEMEK, Israel, May 13, 2026 - Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry for high-value analog semiconductor solutions, today announced it has signed Silicon Photonics (SiPho) contracts for $1.3 billion for 2027 revenue with its largest customers, and the receipt of $290 million in customers’ prepayments for capacity reservation. This initial commitment is further reinforced by an even larger contractual wafer commitment for 2028 for which additional associated prepayments are due by January 2027. These financial commitments underscore Tower's market leadership and highlight the critical role of its world-leading Silicon Photonics technology platform in meeting the rapidly growing industry demand.

The pre-paid capacity reservation is the customer contractual commitment, with their full demand and Tower shipment forecast being higher. The total 2027 customer demand is further augmented by healthy forecasts from the rich and broad SiPho customer base of over 50 active customers across wide-ranging SiPho based applications.

To support this accelerating demand, Tower is in the midst of substantial capacity ramp to expand its worldwide multi-fab SiPho capacity, the foundation to achieve the 2028 model of $2.8 billion revenue with $750 million net profit in 2028.

“These long-term agreements further strengthen Tower’s strategic position at the center of the rapidly expanding optical connectivity market,” said Russell Ellwanger, Chief Executive Officer of Tower Semiconductor. “These multi-year customer commitments underscore both the depth of our strategic partnerships and our customers’ strong confidence in Tower’s ability to execute on a differentiated, multi-generational silicon photonics technology roadmap addressing the accelerating performance demands driven by AI infrastructure growth. With our unique manufacturing scale, technology breadth, and expanding global capacity, we are well positioned to support the market across today’s high-volume pluggable optical transceivers as well as next-generation Near-Packaged Optics (NPO) and Co-Packaged Optics (CPO) solutions, enabling the continued scaling of data center bandwidth, power efficiency, and connectivity performance.”
 Tower is enabling the explosive demand for AI, not only through aforementioned aggressive capacity expansion, but also through strategic investments in capabilities to enable next generation of Scale-out, Scale-across and Scale-up architectures for training and inference AI hardware. A subset of previously announced capabilities include: 400GHz/lane modulator and detector performance demonstrated both in our native SiPho platform as well as in heterogeneously integrated InP/SiPho and TFLN; SiPho based optical circuit switches for ultra-low latency all-optical networks; high-performance high-power DWDM lasers for “wide and slow” CPO architectures; and our hybrid-bonding capability for 3DIC integration.

Furthermore, Tower is actively engaged with key customers on the development of a variety of next-generation modulators, including TFLN, InP, and organic materials for ultra-high bandwidth, as well as Microring Modulators, Si-based Electro-Absorption modulators, and uLEDs for ultra-dense parallel data transmission. Most importantly, Tower continues to partner closely with the industry leading innovators to bring the best of Silicon Photonics technology to market for generations to come.

For additional information about Tower Semiconductor’s SiPho and SiGe technology platform, visit here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor currently owns one operating facility in Israel (200mm), two in the U.S. (200mm), and two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and shares a 300mm facility in Agrate, Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact:  Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact:  Liat Avraham | +972-4-6506154 | liatavra@towersemi.com